SCHEDULE TO-T

Securities and Exchange Commission

Washington, DC 20549

Schedule TO-T

Tender offer statement under section 14(d)(1) OR 13(e)(1)

of the Securities Exchange Act of 1934

Boston Financial Qualified Housing Tax Credits L.P. V

(Name of Subject Company(issuer))

Paco Development, L.L.C. (offeror)

SLCas, L.L.C. (other person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.

Attn: Scott M. Herpich

2345 Grand Boulevard

Suite 2400

Kansas City, Missouri 64108

Telephone (816) 292-2000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$603,900	$120.78

* Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not Applicable	Filing party:	Not Applicable
Form or registration no.:	Not Applicable	Date filed:	Not Applicable

☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
[	] issuer tender offer subject to Rule 13e-4.
[	] going-private transaction subject to Rule 13e-3.
[	] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Tender Offer Statement on Schedule TO (this “Statement”) relates to an offer by Paco Development, L.L.C. (the “Purchaser”), a Missouri limited liability company, to purchase up to 9,900 units (“Units”) of limited partnership interests in BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. V (the “Partnership”) at a cash purchase price of $61 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined herein)) per Unit, if any, made to Unit holders by the Partnership after the date of the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 14, 2006, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

Item 1. Summary Term Sheet

The information set forth in the cover page, “Introduction” and “Summary of the Offer” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

(a) The name of the subject company is BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. V, a Delaware limited partnership. The Partnership’s principal executive offices are located at 101 Arch Street, Boston, Massachusetts 02110-1106. The telephone number of the Partnership is (617) 439-3911.

(b) The class of equity securities to which this Statement relates is Units of limited partnership interests in the Partnership. The information set forth in “Certain Information Concerning the Partnership - Outstanding Units” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in “Summary of the Offer” and “Certain Information Concerning the Partnership - Trading History of the Units” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a), (b), (c) The information set forth in the “Certain Information Concerning the Purchaser” and Schedule I concerning the executive officers (“Executive Officers”) of Purchaser and SLCas, L.L.C. ("SLCas") in the Offer to Purchase is incorporated herein by reference.

During the last five years, none of the Purchaser, DeAnn Duffield, as a Manager of the Purchaser and SLCas, and Erik Lund, as a Manager of the Purchaser and SLCas (the “Signing Persons”) or, to the knowledge of the Purchaser or the Signing Persons, any of the Executive Officers, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

2

Item 4. Terms of the Transaction

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

The information set forth in “Summary of the Offer” and “Certain Information Concerning the Purchaser - Prior Acquisitions of Units and Prior Contacts” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

The information set forth in “Summary of the Offer,” “Future Plans of the Purchaser” and “Effects of the Offer” of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Offer to Purchase, the Purchaser does not have any present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or the Units as is listed in paragraphs (c)(1) through (c)(7) of Item 1006 of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration

The information set forth in “Certain Information Concerning the Purchaser - Source of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

The information set forth in “Certain Information Concerning the Purchaser - Prior Acquisitions of Units and Prior Contacts” and “ - General” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

The information set forth in “Certain Legal Matters - Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

Certain information regarding Purchaser’s method of financing the Offer is set forth in “Certain Information Concerning the Purchaser - Source of Funds” and is incorporated herein by reference. Purchaser does not believe its financial statements are material to persons considering the Offer because: (i) the offer is for cash and (ii) for persons selling their securities, Purchaser’s ability to finance the transaction is disclosed; therefore, the Purchaser’s financial statements would not reasonably be material to persons not selling their securities.

Furthermore, Purchaser believes that its financial statements would not be material to Unit holders considering the Offer because, (i) Purchaser does not currently intend to change indebtedness, capitalization, corporate structure or business operations of the Partnership and does not have current plans for any extraordinary transaction such as a merger, reorganization, liquidation or sale or transfer of assets involving the Partnership, (ii) Purchaser has no current intention to control the Partnership, (iii) the Partnership is not an entity that needs ongoing capital infusion from a controlling security holder and (iv) the Partnership’s Units are illiquid and are not traded on a national exchange, which makes the potential for a negative impact on market price of Units negligible in the event Purchaser offered its Units for sale.

3

Item 11. Additional Information

The entire text of the Offer to Purchase and the related Letter of Transmittal are incorporated herein by reference.

Item 12. Exhibits

(a)(1)(i)	Form of Offer to Purchase, dated March 14, 2006.
(a)(1)(ii)	Form of Agreement of Transfer and Letter of Transmittal, with Instructions.
(a)(1)(iii)	Form of Letter to Unit Holders dated March 14, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2006

PACO DEVELOPMENT, L.L.C., a Missouri limited liability company

By:	___/s/ Deann Duffield__________________
DeAnn Duffield, Manager

SLCas, L.L.C.

By:	___/s/ Deann Duffield__________________
DeAnn Duffield, Manager

4